PAULSON INVESTMENT COMPANY, INC. LETTERHEAD

June 16, 2005

United States Securities & Exchange Commission
Mr. John Reynolds
Assistant Director Office of Emerging Growth Companies
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC  20549

RE:	NuVim, Inc. Registration Statement Form SB-2, File Number 333-120938

In connection with the above referenced offering and in compliance with Rule 418 (a) (7) the following is the approximate distribution of the preliminary prospectus, dated February 8, 2005 and the amended preliminary prospectus dated April 4, 2005, the second amended preliminary prospectus dated May 4, 2005 and the third amended preliminary prospectus dated June 6, 2005.  Distributions of the preliminary prospectus were made between February 8, 2005 and the present date.

Approximately 3700 preliminary prospectus dated February 8, 2005 were distributed to approximately 900 prospective Underwriters and Dealers.  Approximately 2200 preliminary prospectus were delivered to approximately 1800 individuals and 400 preliminary prospectus were delivered to approximately 150 institutional investors.

Approximately 3350 amended preliminary prospectus dated April 4, 2005 were distributed to approximately 60 prospective Underwriter and Dealers.  Approximately 1500 amended preliminary prospectus were delivered to approximately 1500 individuals and 250 amended preliminary prospectus were delivered to approximately 100 institutional investors.

Approximately 3700 amended preliminary prospectus dated May 4, 2005 were distributed to approximately 45 prospective Underwriter and Dealers.  Approximately 1500 amended preliminary prospectus were delivered to approximately 1500 individuals and 200 amended preliminary prospectus were delivered to approximately 75 institutional investors.

Approximately 1000 amended preliminary prospectus dated June 6, 2005 were distributed to approximately 25 prospective Underwriter and Dealers.  Approximately 400 amended preliminary prospectus were delivered to approximately 400 individuals and 150 amended preliminary prospectus were delivered to approximately 50 institutional investors.

Very Truly Yours,

/s/ TRENT D. DAVIS

Trent D. Davis CEO

811 S.W. Naito Parkway  •  Suite 200  •  Portland, Oregon 97204  •  (503) 243-6000
Member NASD & SIPC